UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________________________________________________________
 FORM SD
Specialized Disclosure Report
_______________________________________________________________________

Blue Nile, Inc.
__________________________________________________________________________
(Exact name of registrant as specified in its charter)

Delaware	000-50763	91-1963165
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

411 First Avenue South, Suite 700 Seattle, Washington		98104
(Address of principal executive offices)		(Zip Code)

Lauren Neiswender
General Counsel and Corporate Secretary
(206) 336-6700
________________________________________________________
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:
☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 - Conflict Mineral Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Introduction

This Form SD of Blue Nile, Inc. is filed pursuant to Rule 13p-1 (the “Rule”) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), for the reporting period January 1, 2013 to December 31, 2013 (the “Reporting Period”). Throughout this report, “Blue Nile”, “we”, “us” or “our” means Blue Nile, Inc. and its consolidated subsidiaries.

The Rule requires disclosure of certain information when a company manufactures or contracts to manufacture products for which the minerals specified in the Rule are necessary to the functionality or production of those products. The specified minerals (the “Conflict Minerals”) are gold, columbite-tantalite (coltan), cassiterite and wolframite, including their derivatives, which are limited to tantalum, tin and tungsten. The “Covered Countries” for purposes of the Rule and this Form SD are the Democratic Republic of Congo (the “DRC”), the Republic of the Congo, the Central African Republic, South Sudan, Uganda, Rwanda, Burundi, Tanzania, Zambia and Angola.

Blue Nile is an online retailer of certified diamonds and fine jewelry, including jewelry often containing gold, tungsten, tin and tantalum (the “Covered Goods”). As part of the design of its jewelry, Blue Nile “contracts to manufacture” jewelry which may contain, in certain cases, Covered Goods. Accordingly, Blue Nile has concluded that Conflict Minerals are necessary to the functionality or production of its products and, thus, Blue Nile believes it is covered by the Rule. Blue Nile’s products are manufactured by its suppliers in accordance with its specifications. Following this determination, Blue Nile undertook a good-faith reasonable country of origin inquiry (“RCOI”), which was reasonably designed to determine whether any of the Covered Goods included in its products originated in the Covered Countries and whether any such Covered Goods may be from recycled or scrap sources. Gold is the most prevalent Covered Good supplied to Blue Nile, with a few suppliers supplying tungsten.

Reasonable Country of Origin Inquiry

Initially, as part of its RCOI, Blue Nile identified all of its suppliers from which it potentially purchases Covered Goods (the “Suppliers”). Then, on December 28, 2012, Blue Nile sent a letter to those Suppliers informing them of the requirements under the Rule and Blue Nile’s plans and process for conducting the RCOI. As part of the letter, we requested Suppliers do the following:

1)	Review a document outlining the requirements of the Rule, entitled “Conflict Minerals Dodd-Frank Section 1502 Understanding the Final Rules;”

2)	Participate in a training webinar performed by high-level employees of Blue Nile familiar with the Rule (the “Designated Employees”);

3)	Review and complete all questions on the Conflict Minerals reporting template designed by Blue Nile (the “Supplier Inquiry Report”);

4)	Establish a process for identifying and managing the sourcing of any Covered Goods supplied to Blue Nile (the “Supplied Products”) by:

a.	Mapping the supply chain associated with the Supplied Products; and

b.	Engaging with any third party suppliers to identify all smelters used to supply the Supplied Products.

Blue Nile’s suppliers performed the steps above, including participating in the training and returning the completed Supplier Inquiry Report to Blue Nile. The Supplier Inquiry Report was designed to understand the origins of Covered Goods included in the Supplied Products and the process and procedures the Suppliers use to determine such origin.

Once Blue Nile received responses and conducted all necessary follow-up procedures with the Suppliers, the Designated Employees: (1) reviewed the responses in the completed Supplier Inquiry Reports from each Supplier; (2) reported the results to Blue Nile’s Compliance Committee, which is a cross-functional committee of high-level employees responsible for compliance within Blue Nile, including the Rule; and (3) reported the results to Blue Nile’s Chief Executive Officer and Chief Financial Officer. Blue Nile’s General Counsel also reported the inquiry process and results to Blue Nile’s Board of Directors.

On December 10, 2013, Blue Nile sent a follow-up letter to its Suppliers requesting an attestation to the following representations: (1) that to the best of the Supplier’s knowledge it is compliant with Rule for the Reporting Period, and (2) that to the best of the Supplier’s knowledge it has provided Blue Nile with all necessary information regarding such Supplier’s due diligence process. Each of Blue Nile’s Suppliers returned these signed representations attesting to the foregoing.

Reasonable Inquiry Conclusion

Based on this RCOI, Blue Nile has concluded that it does not have reason to believe the Covered Goods used in its products may have originated in one of the Covered Countries or is otherwise from recycled or scrap sources. This Form SD is publicly filed with the Securities and Exchange Commission and is available at http://investor.bluenile.com/sec.cfm.1

Item 1.02 Exhibit

Not required.

Section 2 - Exhibits

Item 2.01 Exhibits

None.

1The content of the website referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Blue Nile, Inc.
(Registrant)
	By:	/s/ Lauren Neiswender
Lauren Neiswender, Esq.
General Counsel and Corporate Secretary
Dated: June 2, 2014